SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3 )*

Metal Management, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

591097209

(CUSIP Number)

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

444 North Michigan Avenue

Suite 2500

Chicago, Illinois 60611

(312) 527-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP No. 591097209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). T. Benjamin Jennings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 423,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 423,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $0.01 per share Metal Management, Inc. (the “Issuer”) 500 North Dearborn Street, Suite 405 Chicago, Illinois 60610

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed June 9, 2003 (“Schedule 13D”), Amendment No. 1 to the Schedule 13D filed July 18, 2003 and Amendment No. 2 to the Schedule 13D filed August 11, 2003.  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following paragraph at the end of the Item:

The proceeds from the open market transactions described in Item 5(c) below were used to repay in full the margin account loans from Jefferies &Company, Inc. and will be used to repay a portion of the Loan made to the Filing Person by EMR.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraph at the end of the Item:

As a result of the open market transactions described in Item 5(c) below, the Filing Person has beneficial ownership of less than 5% of the common stock of the Issuer and will not be subject to the reporting obligations imposed by Rules 13d-1 and 13d-2 of the Securities Exchange Act of 1934, as amended, unless and until such subsequent date as the Filing person acquires more than 5% of the common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
Items 5(a), 5(b) and 5(e) are hereby amended and supplemented with, and Item 5(c) is hereby amended by adding, the following:

(a)           As a result of the open market transactions described in Item 5(c) below, the Filing Person owns 423,100 shares of common stock of the Issuer.  Such shares represent approximately 4.0% of the outstanding shares of common stock of the Issuer (based on 10,591,964 shares outstanding as of August 7, 2003).

(b)           As a result of the open market transactions described in Item 5(c) below, the Filing Person has sole dispositive and voting power with respect to 423,100 shares of common stock of the Issuer.  Such shares represent approximately 4.0% of the outstanding shares of common stock of the Issuer (based on 10,591,964 shares outstanding as of August 7, 2003).

(c) The Filing Person ordered shares of the Issuer’s common stock to be sold in the following open market transactions:

Date of Sale	No. of Shares Sold	Price Per Share	Broker
8/19/03	8,600	$18.02	Jefferies & Company
8/22/03	3,900	$18.59	Jefferies & Company
8/28/03	35,000	$18.11	Jefferies & Company
8/29/03	7,700	$18.15	Jefferies & Company
9/02/03	15,000	$18.25	Jefferies & Company
9/03/03	5,000	$18.14	Jefferies & Company
9/04/03	10,000	$18.20	Jefferies & Company
9/05/03	13,400	$18.19	Jefferies & Company
9/09/03	250,000	$18.00	Jefferies & Company
9/09/03	4,300	$18.30	Jefferies & Company
9/09/03	250,000	$18.07	Jefferies & Company

(e) The Filing Person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on September 9, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2003
Date
/s/ T. Benjamin Jennings
Signature